ARCELORMITTAL REPORTS

FIRST QUARTER 2009 RESULTS

Luxembourg, April 28, 2009 - ArcelorMittal (referred to as “ArcelorMittal”, or the “Company”) (MT (New York, Amsterdam, Brussels, Luxembourg, Paris) MTS (Madrid), the world’s leading steel company, today announced results for the three months ended March 31, 2009.

Highlights for the three months ended March 31, 2009:

•	Shipments of 16.0 million tonnes, down 6% as compared to Q408
•	Sales of $15.1 billion, down 32% as compared to Q408
•	EBITDA [1] of $0.9 billion, in-line with guidance
•	Net loss of $1.1 billion due in part to $1.2 billion exceptional charges pre-tax [2]
•	Net debt of $26.7 billion at the end of Q109 and pro forma [3] liquidity of $13.2 billion
•	Extension of maturity to 2012 of $6.3 [4] billion in debt through Forward Start [5] facilities and completion of $1.6 billion (€1.25 billion) convertible bond issuance on April 1, 2009

Marketing update:

•	Potential for price increase during Q209 and Q309 across major markets and products

Enhanced industrial and financial plan:

•	Continuing temporary production cuts in-line with reduced demand
•

Industrial optimization measures implemented resulting in more than $6 billion of annualized temporary fixed cost reductions in Q1 2009, and expected to increase to more than $7.5 billion on an annualized basis in Q2 2009

•	Confirming target to achieve management gains of $2 billion of sustainable SG&A and fixed cost reduction in 2009
•	Reiterating working capital rotation days[6] target of 75-85 days during 2009
•	Re-affirming target to reduce net debt by $10 billion by the end of 2009[7]

Guidance for second quarter 2009:

•	EBITDA expected to be between $1.2-1.5 billion.

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1 EBITDA is defined as operating income plus depreciation, impairment expenses and exceptional items.

2 During the first quarter of 2009, the Company recorded exceptional charges amounting to $1.2 billion pre-tax related primarily to write-downs of inventory.

3 Pro forma liquidity position includes the $1.6 billion (EUR 1.25 billion) cash proceeds from convertible bond that settled on April 1, 2009.

4 Includes additional $0.3 billion of Forward Start facilities announced on April 28, 2009

5 A Forward Start facility is a committed facility to refinance an existing facility upon its maturity.

6 Rotation days are defined as days of accounts receivable plus days of inventory minus days of accounts payable. Days of accounts payable and inventory are a function of cost of goods sold. Days of accounts receivable are a function of sales.

7 Net debt reduction target from September 30, 2008 level.

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Commenting, Mr. Lakshmi N. Mittal, Chairman and CEO, ArcelorMittal, said:

“Strong measures have been taken to reduce our cost considerably and liquidity remains healthy with an extended debt maturity profile. Although market conditions remain challenging, a technical recovery is inevitable and ArcelorMittal will benefit from this.”

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Financial highlights (on the basis of IFRS8, amounts in US$ and Euros9):

(In millions of US dollars except earnings per share and shipments data)

Results	US Dollars
	Q1 2009	Q4 2008	Q1 2008
Shipments (million MT) [10]	16.0	17.1	29.2
Sales	15,122	22,089	29,809
EBITDA	883	2,808	5,044
Operating (loss) income [11]	(1,483)	(3,466)	3,614
Net (loss) income	(1,063)	(2,632)	2,371
Basic (loss) earnings per share	$(0.78)	$(1.93)	$1.69

(In millions of Euros except earnings per share and shipments data)

Results	Euros
	Q1 2009	Q4 2008	Q1 2008
Shipments (million MT)	16.0	17.1	29.2
Sales	11,606	16,744	19,895
EBITDA	678	2,129	3,366
Operating (loss) income	(1,138)	(2,627)	2,412
Net (loss) income	(816)	(1,995)	1,582
Basic (loss) earnings per share	€(0.60)	€(1.46)	€1.13

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8 The financial information in this press release and Appendix 1 has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). While the interim financial information included in this announcement has been prepared in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. Unless otherwise noted the numbers in the press release have not been audited.

9  US Dollars have been translated into Euros using an average exchange rate (US$/Euros) of 1.3029, 1.3192 and 1.4983 for Q1 2009, Q4 2008 and Q1 2008, respectively.

10 Steel Solutions and Services shipments are eliminated in consolidation as they represent shipments originating from other ArcelorMittal operating subsidiaries.

11 During the first quarter of 2009, the Company recorded exceptional charges amounting to $1.2 billion primarily related to write-downs of inventory. During the fourth quarter of 2008, the Company recorded exceptional charges amounting to $4.4 billion related to write-downs of inventory and raw material supply contracts, and provisions for workforce reduction and litigation.

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Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2008 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

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ARCELORMITTAL FIRST QUARTER 2009 RESULTS

ArcelorMittal, the world’s largest and most global steel company, today announced results for the three months ended March 31, 2009.

Analysis of results for three months ended March 31, 2009 versus three months ended December 31, 2008 and three months ended March 31, 2008

ArcelorMittal recorded a net loss for the three months ended March 31, 2009 of $1.1 billion, or $(0.78) per share, as compared with net loss of $2.6 billion, or $(1.93) per share, for the three months ended December 31, 2008, and net income of $2.4 billion or $1.69 per share, for the three months ended March 31, 2008.

Sales for the three months ended March 31, 2009 were $15.1 billion, a sharp decrease from sales of $22.1 billion for the three months ended December 31, 2008 and $29.8 billion for the three months ended March 31, 2008. The main reason for the decline continues to be the extreme weakness in demand for steel products in the first quarter of 2009 as a result of the global economic crisis, along with a steep fall in prices, leading to drastic curtailment of production.

ArcelorMittal recorded an operating loss for the three months ended March 31, 2009 of $1.5 billion, as compared with operating loss of $3.5 billion for the three months ended December 31, 2008 and operating income of $3.6 billion for the three months ended March 31, 2008. The loss in the the first quarter of 2009 resulted from exceptional charges amounting to $1.2 billion primarily related to write-downs of inventory. During the fourth quarter of 2008, the Company had recorded exceptional charges amounting to $4.4 billion related to write-downs of inventory and raw material supply contracts, and provisions for workforce reduction and litigation. Fourth quarter of 2008 operating results had also been negatively affected by impairment losses of $588 million, including impairments of $325 million consisting primarily of asset impairments of $74 million (at various ArcelorMittal USA sites), $60 million (Gandrange, France) and $54 million (Zumarraga, Spain) and reduction of goodwill of $264 million12.

Total steel shipments for the three months ended March 31, 2009 were 16.0 million metric tonnes as compared with steel shipments of 17.1 million metric tonnes for the three months ended December 31, 2008 and 29.2 million metric tonnes for the three months ended March 31, 2008. As noted above, the sharp decrease year-on-year resulted from reduced steel production in response to falling demand amid the global economic crisis.

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12  As required by IFRS, a reduction of goodwill results from the recognition of deferred tax assets on acquired net operating losses not previously recognized in purchase accounting, primarily due to reorganizations in the Flat Carbon Europe segment ($65 million) and in the Long Carbon Americas and Europe segment ($70 million). In addition, certain goodwill amounts in Flat Carbon Europe were reduced in light of current and expected market conditions.

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Depreciation expenses for the three months ended March 31, 2009 were $1.1 billion as compared with depreciation expenses of $1.2 billion and $1.1 billion for the three months ended December 31, 2008 and March 31, 2008, respectively.

Losses from equity method investments and other income for the three months ended March 31, 2009 were $153 million, as compared to income of $386 million and $329 million for the three months ended December 31, 2008 and March 31, 2008, respectively.

Net interest expense (including interest expense and interest income), decreased to $304 million for the three months ended March 31, 2009 as compared to $468 million for the three months ended December 31, 2008, primarily due to a reduction in average net debt and lower interest rates. (See “Liquidity and Capital Resources” below). Net interest expense for the three months ended March 31, 2008 amounted to $303 million. Foreign exchange and other net financing costs 13 for the three months ended March 31, 2009 amounted to $265 million, as compared to a foreign exchange and other net financing gain of $64 million for the three months ended December 31, 2008. Foreign exchange and other net financing costs for the three months ended March 31, 2008 amounted to $191 million. Losses related to the fair value of derivative instruments for the three months ended March 31, 2009 amounted to $16 million, as compared with losses of $240 million and $242 million for the three months ended December 31, 2008 and March 31, 2008, respectively.

As a result of the operating losses, ArcelorMittal recorded an income tax benefit of $1,088 million for the three months ended March 31, 2009, as compared to an income tax benefit of $1,126 million for the three months ended December 31, 2008. The effective tax rate (ETR) for the three months ended March 31, 2009 was 49.0% as compared with 30.2% for the three months ended December 31, 2008. The income tax expense for the three months ended March 31, 2008 was $596 million, with an ETR of 18.6%.

Minority interest for the three months ended March 31, 2009 was $70 million as compared with minority interest of ($34) million and ($240) million for the three months ended December 31, 2008 and March 31, 2008, respectively. The decrease is due to net losses incurred at ArcelorMittal subsidiaries with minority interests.

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13  Foreign exchange and other net financing costs include bank fees, interest on pensions and impairments of financial instruments.

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Analysis of segment operations for the three months ended March 31, 2009 as compared to the three months ended December 31, 2008

Flat Carbon Americas

Total steel shipments in the Flat Carbon Americas segment were 3.6 million metric tonnes for the three months ended March 31, 2009, as compared with steel shipments of 3.9 million metric tonnes for the three months ended December 31, 2008. The decrease is due to the deterioration of global steel markets and the continuation of production cuts into the first quarter of 2009.

Sales also declined to $3.2 billion for the three months ended March 31, 2009 as compared with sales of $4.5 billion for the three months ended December 31, 2008, due to both lower volumes and prices (a 25.4% decrease in average steel selling price).

The segment recorded an operating loss of $0.7 billion for the three months ended March 31, 2009 as compared with an operating loss of $0.4 billion for the three months ended December 31, 2008. The operating loss in the first quarter of 2009 and the fourth quarter of 2008 included exceptional charges of $0.5 billion in each quarter, primarily including write-downs of inventory and related contracts. Excluding the impact of these exceptional charges, operating losses were $0.2 billion for the three months ended March 31, 2009 and operating income was $0.1 billion for the three months ended December 31, 2008. The fourth quarter of 2008 operating results had also been negatively affected by a $74 million asset impairment charge at various locations of ArcelorMittal USA.

Flat Carbon Europe

Total steel shipments in the Flat Carbon Europe segment were lower at 4.8 million metric tonnes for the three months ended March 31, 2009, as compared with 6.0 million metric tonnes for the three months ended December 31, 2008. The decrease is due to the deterioration of global steel markets and the continuation of production cuts into the first quarter of 2009.

Sales were also lower at $4.6 billion for the three months ended March 31, 2009 as compared with sales of $7.0 billion for the three months ended December 31, 2008, due to both lower volumes and prices (a 12.3% decrease in average steel selling price).

The segment recorded an operating loss of $0.2 billion for the three months ended March 31, 2009 as compared with an operating loss of $1.4 billion for the three months ended December 31, 2008. The operating loss in the first quarter of 2009 included exceptional charges of $0.3 billion primarily related to write-downs of inventory, (the operating loss in the fourth quarter of

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2008 included exceptional charges of $1.8 billion related to write-downs of inventory and raw material supply contracts, and provisions for workforce reductions). Excluding the impact of these exceptional charges, operating income was $0.1 billion for the three months ended March 31, 2009 as compared with operating income of $0.4 billion for the three months ended December 31, 2008, due to lower average selling prices and shipment volumes. The operating loss for the fourth quarter of 2008 had also been affected by a $194 million reduction of goodwill 14.

Long Carbon Americas and Europe

Total steel shipments in the Long Carbon Americas and Europe segment were lower at 4.4 million metric tonnes for the three months ended March 31, 2009 as compared with 4.6 million metric tonnes for the three months ended December 31, 2008. The decrease is due to the deterioration of global steel markets and the continuation of production cuts into the first quarter of 2009.

Sales were also lower at $3.8 billion for the three months ended March 31, 2009 as compared with $5.2 billion for the three months ended December 31, 2008, due to lower volumes and prices (a 21.8% decrease in average steel selling price).

The segment recorded an operating loss of $0.2 billion for the three months ended March 31, 2009 as compared with an operating loss of $0.4 billion for the three months ended December 31, 2008. The operating loss in the first quarter of 2009 included exceptional charges of $0.2 billion primarily related to write-downs of inventory (the operating loss in the fourth quarter of 2008 had included exceptional charges of $0.6 billion related to write downs of inventory and raw material supply contracts, and provisions for workforce reductions). Excluding the impact of these exceptional charges, operating income was $19 million for the three months ended March 31, 2009, as compared to $252 million for the three months ended December 31, 2008. The operating loss for the three months ended December 31, 2008 was also been affected by $187 million of impairment expenses (consisting primarily of asset impairments of $60 million for Gandrange (France), and $54 million for Zumarraga (Spain), respectively) and $70 million reduction of goodwill15.

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14 As required by IFRS, this amount consists in part of recognition of deferred tax assets on acquired net operating losses not previously recognized in purchase accounting in connection with a reorganization.

15 As required by IFRS, a reduction of goodwill results from the recognition of deferred tax assets on acquired net operating losses not previously recognized in purchase accounting, which was in connection with a reorganization of legal entities.

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Asia Africa and CIS (“AACIS”)

Total steel shipments in the AACIS segment were higher at 2.8 million metric tonnes for the three months ended March 31, 2009 as compared with 2.2 million metric tonnes for the three months ended December 31, 2008.

Sales were lower at $1.7 billion for the three months ended March 31, 2009 as compared with $2.1 billion for the three months ended December 31, 2008 due to lower prices (a 24.5% decrease in average steel selling price) despite the increase in shipments.

The segment recorded an operating loss of $18 million for the three months ended March 31, 2009 as compared with an operating loss of $159 million for the three months ended December 31, 2008. The operating loss for the first quarter of 2009 included exceptional charges of $0.1 billion primarily related to write-downs of inventory (the operating loss in the fourth quarter of 2008 included exceptional charges of $0.3 billion related to write downs of inventory and provisions for workforce reductions). Excluding the impact of these exceptional charges, operating income was $54 million for the three months ended March 31, 2009 and $132 million for the three months ended December 31, 2008.

Stainless Steel

Total steel shipments in the Stainless Steel segment were lower at 315,000 metric tonnes for the three months ended March 31, 2009 as compared with steel shipments of 365,000 metric tonnes for the three months ended December 31, 2008. The decrease is due to the deterioration of global steel markets and the continuation of production cuts into the first quarter of 2009.

Sales also decreased to $1.0 billion for the three months ended March 31, 2009 as compared with $1.3 billion for the three months ended December 31, 2008, due to both lower volumes and prices (a 13.5% decrease in average steel selling price)

The segment recorded an operating loss of $169 million for the three months ended March 31, 2009 as compared with an operating loss of $247 million for the three months ended December 31, 2008. The operating loss in the first quarter of 2009 included exceptional charges of $98 million primarily related to write-downs of inventory (the operating loss in the fourth quarter of 2008 included exceptional charges of $208 million related to write downs of inventory and provisions for workforce reductions). Excluding the impact of these exceptional charges, operating loss was $71 million for the three months ended March 31, 2009 as compared with

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operating loss of $39 million for the three months ended December 31, 2008, due to lower volumes and margins.

Steel Solutions and Services

Total steel shipments in the Steel Solutions and Services segment 16 were marginally higher at 3.9 million metric tonnes in the three months ended March 31, 2009 as compared with steel shipments of 3.7 million metric tonnes for the three months ended December 31, 2008.

Sales in the Steel Solutions and Services segment were lower at $3.4 billion for the three months ended March 31, 2009 as compared with sales of $4.3 billion for the three months ended December 31, 2008, primarily due to lower prices (a 24.9% decrease in average steel selling price).

The segment recorded an operating loss of $170 million for the three months ended March 31, 2009 as compared with an operating loss of $580 million for three months ended December 31, 2008. The operating loss in the first quarter of 2009 included exceptional charges of $105 million primarily related to write-downs of inventory (the operating loss in the fourth quarter of 2008 included exceptional charges of $717 million related to write-downs of inventory and provisions for workforce reductions and litigation). Excluding the impact of these exceptional charges, operating loss in the first quarter of 2009 was $65 million for the three months ended March 31, 2009 as compared with operating income of $137 million for the three months ended December 31, 2008, due primarily to lower prices.

Liquidity and Capital Resources

For the three months ended March 31, 2009, net cash provided by operating activities was $0.3 billion as compared with $5.9 billion for the three months ended December 31, 2008. The operating loss (which included a non-cash gain of $503 million relating to the unwinding of a dynamic delta hedge on raw material purchases) was offset by $1.5 billion generated by working capital changes primarily due to lower inventories and trade accounts payable.

Capital expenditures during the three months ended March 31, 2009 decreased to $0.9 billion, as compared with $1.4 billion for the three months ended December 31, 2008.

Net cash used in investing activities for the three months ended March 31, 2009 was $0.8 billion (which reflects $58 million in proceeds from the sale of a partial stake in Soteg) as compared to

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16  Steel Solutions and Services shipments are eliminated in consolidation as they represent shipments originating from other ArcelorMittal operating subsidiaries.

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$0.2 billion for the three months ended December 31, 2008 (which reflected proceeds from a reduction of the stake held by the Company in a German equity investment and other available for sale securities). During the first quarter of 2009, the Company spent $64 million to acquire a 60% stake in Dubai Steel Trading Corporation (DSTC), as compared to $360 million spent on acquisitions during the fourth quarter of 2008 (which included $170 million to acquire Koppers Monessen in the US and $80 million for a joint venture in Gonvarri, Brazil).

As of March 31, 2009, the Company’s cash and cash equivalents (including restricted cash) amounted to $4.0 billion as compared to $7.6 billion at December 31, 2008. Net debt at March 31, 2009, which includes long-term debt, net of current portion, plus payable to banks and current portion of long-term debt, less cash and cash equivalents, restricted cash and short-term investments, was $26.7 billion (as compared to $26.5 billion as at December 31, 2008). Gearing 17 at March 31, 2009 was 48% as compared to 45% at December 31, 2008, and net debt to EBITDA ratio (based on last twelve months EBITDA) was higher at 1.3 X as compared to 1.1 X at December 31, 2008. Operating working capital (defined as inventory plus receivables less payables) at March 31, 2009 was $17.9 billion as compared to $21.0 billion at December 31, 2008, due to reductions in business activity and decreases in inventory and accounts payable. Rotation days 18 increased from 96 to 115 days primarily due to lower activity.

The Company had liquidity of $11.6 billion at March 31, 2009 (as compared with $13.4 billion at December 31, 2008) consisting of cash and cash equivalents (including restricted cash and short-term investments) of $4.0 billion and $7.6 billion available to be drawn under existing bank lines at March 31, 2009. On a pro forma basis, including the proceeds of $1.6 billion (€1.25 billion) from the convertible bond issued on April 1, 2009, the Company had liquidity of $13.2 billion as of March 31, 2009.

In April 2009, ArcelorMittal announced that it had successfully secured a further $1.5 billion of refinancing commitments during the second and third phase of its Forward Start syndication bringing the total amount to be refinanced under the Forward Start Facilities to approximately $6.3 billion 19. The credit lines from these new facilities effectively extend existing financing from 2010 until 2012.

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17 Gearing is defined as (A) long-term debt, net of current portion, plus payable to banks and current portion of long-term debt, less cash and cash equivalents and restricted cash, divided by (B) total equity.

18 Rotation days are defined as days of accounts receivable plus days of inventory minus days of accounts payable. Days of accounts payable and inventory are a function of cost of goods sold. Days of accounts receivable are a function of sales.

19 The receipt of the proceeds from the convertible bond give rise to a mandatory reduction of the commitments under the Forward Start facilities

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Share buy-back

As a matter of record, ArcelorMittal announces the termination, effective today, of the share buyback programs authorized by the shareholders on May 13, 2008 and under which shares were repurchased until September 5, 2008.

Update on Management Gains Plan

The Company confirms its target to achieve management gains of $2 billion of sustainable SG&A and fixed cost reductions during 2009. As of the end of the first quarter of 2009, the Company is on track to meet this commitment and has achieved annualized savings of $1.2 billion.

Recent Developments:

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ArcelorMittal announces today that on April 28, 2009, it obtained commitments in principle for a further $0.3 billion from additional banks during a further phase of its Forward Start facilities, subject to certain conditions. This would raise the total refinancing commitments of banks under the Forward Start facilities to $6.3 billion. The Forward Start facilities mature in 2012.

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On April 24, the Technical Advisory Committee of IBEX, the Spanish Stock Exchange Index formed by the 35 most liquid securities traded on the Spanish Market, announced on April 23 the inclusion of ArcelorMittal in the IBEX 35 index. The inclusion will take effect from May 5, 2009.

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On April 10, 2009, ArcelorMittal announced the publication of the convening notice for a combined Annual General Meeting / Extraordinary General Meeting of shareholders of ArcelorMittal to be held on May 12, 2009 at the Company's headquarters in Luxembourg.

•

On April 8, 2009, ArcelorMittal met with its European Works Council to provide an update on the temporary suspension of production at sites in Europe. In light of the ongoing poor economic environment, the Company concluded it must continue to suspend and optimize production in order to ensure that production levels are well adapted to market conditions. All production suspensions are temporary and will be reviewed on a regular basis. The Company will maintain all equipment during the suspension period to ensure that production can be re-started as swiftly as possible when conditions improve.

•	On April 7, 2009, Moody's Investors Service placed ArcelorMittal’s Baa2 long term and P2 short -term ratings on review for possible downgrade in light of continued weakness in the steel markets.

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On March 20, 2009, Fitch Ratings placed ArcelorMittal's rating of BBB+ on Rating Watch Negative, citing evidence of a further weakening of the global economy and steel market conditions beyond the agency's previous expectations, and uncertain volume and pricing trends for 2009 and 2010.

•	On February 12, 2009, Standard & Poor's Ratings Services revised its outlook on ArcelorMittal to negative from stable, while affirming the Company’s BBB+ long-term corporate credit rating.

For further disclosure about each of these recent developments, please refer to our website www.arcelormittal.com

Q209 Outlook

Q209 EBITDA is expected to be approximately $1.2-1.5 billion.

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ARCELORMITTAL CONSOLIDATED BALANCE SHEETS

Balance sheets	March 31,	December 31,	March 31,
	2009	2008 [20]	2008
In millions of US dollars
ASSETS
Current Assets
Cash and cash equivalents and restricted cash	$3,979	$7,587	$7,244
Trade accounts receivable – net	6,335	6,737	11,694
Inventories	19,917	24,741	23,213
Prepaid expenses and other current assets	4,014	5,349	6,252
Total Current Assets	34,245	44,414	48,403

Goodwill and intangible assets	15,754	16,119	15,984
Property, plant and equipment	58,470	60,755	63,948
Investments in affiliates and joint ventures and other assets	12,029	11,800	13,066
Total Assets	$120,498	$133,088	$141,401

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Payable to banks and current portion of long-term debt	$7,614	$8,409	$9,537
Trade accounts payable and others	8,371	10,501	15,879
Accrued expenses and other current liabilities	9,908	11,850	10,352
Total Current Liabilities	25,893	30,760	35,768

Long-term debt, net of current portion	23,076	25,667	25,119
Deferred tax liabilities	5,527	6,395	8,387
Other long-term liabilities	10,542	11,036	9,684
Total Liabilities	65,038	73,858	78,958

Total Shareholders’ Equity	51,762	55,198	57,889
Minority Interest	3,698	4,032	4,554
Total Equity	55,460	59,230	62,443
Total Liabilities and Shareholders’ Equity	$120,498	$133,088	$141,401

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20 Amounts are derived from the Company’s audited consolidated financial statements for the year ended December 31, 2008.

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ARCELORMITTAL CONSOLIDATED STATEMENTS OF OPERATIONS

In millions of U.S. dollars, except shares, per share, employee, iron ore production and shipment data	Three Months Ended
	March 31, 2009	December 31, 2008	March 31, 2008
STATEMENTS OF OPERATIONS DATA
Sales	$15,122	$22,089	$29,809
Depreciation	(1,118)	(1,243)	(1,129)
Impairment	-	(588)	(301)
Exceptional items [21]	(1,248)	(4,443)	-
Operating (loss) income	(1,483)	(3,466)	3,614
Operating margin %	(9.8)%	(15.7)%	12.1%

(Loss) income from equity method investments and other income	(153)	386	329
Net interest expense	(304)	(468)	(303)
Foreign exchange and other net financing (losses) gains	(265)	64	(191)
Revaluation of derivative instruments	(16)	(240)	(242)
(Loss) income before taxes and minority interest	(2,221)	(3,724)	3,207
Income tax benefit (expense)	1,088	1,126	(596)
(Loss) income before minority interest	(1,133)	(2,598)	2,611
Minority interest	70	(34)	(240)
Net (loss) income	(1,063)	$(2,632)	$2,371

Basic (loss) earnings per common share	$(0.78)	$(1.93)	$1.69
Diluted (loss) earnings per common share	(0.78)	(1.93)	1.68
Weighted average common shares outstanding (in millions)	1,366	1,365	1,407
Diluted weighted average common shares outstanding (in millions)	1,367	1,365	1,410

EBITDA [22]	$883	$2,808	$5,044
EBITDA Margin %	5.8%	12.7%	16.9%

OTHER INFORMATION
Total shipments of steel products [23] (million metric tonnes)	16.0	17.1	29.2
Total iron ore production [24] (million metric tonnes)	11.9	15.5	15.2
Employees (in thousands)	305	316	312

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21 During the first quarter of 2009, the Company recorded exceptional charges amounting to $1.2 billion primarily related to write-downs of inventory. During the fourth quarter of 2008, the Company recorded exceptional charges amounting to $4.4 billion related to write-downs of inventory and raw material supply contracts, and provisions for workforce reduction and litigation.

22 EBITDA is defined as operating income plus depreciation, impairment expenses and exceptional items.

23 Steel Solutions and Services shipments are eliminated in consolidation as they represent shipments originating from other ArcelorMittal operating subsidiaries.

24 Total of all finished production of fines, concentrate, pellets and lumps (includes share of production and strategic long-term contracts).

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ARCELORMITTAL CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of U.S. dollars	Three Months Ended
	March 31, 2009	December 31, 2008	March 31, 2008
Operating activities:

Net (loss) income

Adjustments to reconcile net (loss) income to net cash provided by operations:

Minority interests

Depreciation and impairment

Exceptional items [25]

Deferred Income Tax

Change in operating working capital [26]

Other operating activities (net)

	$(1,063) (70) 1,118 1,248 (938) 1,500 (1,466)	$(2,632) 34 1,831 4,443 (912) 1,642 1,471	$2,371 240 1,430 - (12) (1,231) (816)
Net cash provided by operating activities	329	5,877	1,982
Investing activities:
Purchase of property, plant and equipment	(850)	(1,445)	(975)
Other investing activities (net)	57	1,222	(1,408)
Net cash used in investing activities	(793)	(223)	(2,383)
Financing activities:
Proceeds (payments) relating to payable to banks and long-term debt	(2,535)	(3,315)	2,312
Dividends paid	(345)	(594)	(661)
Share buy-back	-	-	(2,107)
Other financing activities (net)	(7)	-	17
Net cash (used in) provided by financing activities	(2,887)	(3,909)	(439)
Net (decrease) increase in cash and cash equivalents	(3,351)	1,745	(840)
Effect of exchange rate changes on cash	(263)	(184)	168
Change in cash and cash equivalents	$(3,614)	$1,561	$(672)

_________________________

25 During the first quarter of 2009, the Company recorded exceptional charges amounting to $1.2 billion primarily related to write-downs of inventory. During the fourth quarter of 2008, the Company recorded exceptional charges amounting to $4.4 billion related to write-downs of inventory and raw material supply contracts, and provisions for workforce reduction and litigation.

26 Changes in operating working capital are defined as trade accounts receivable plus inventories less trade accounts payable.

16

Appendix 1 – First Quarter 2009

Key financial and operational information

In million of US dollars, except crude steel production, steel shipment and average steel selling price data.	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Stainless Steel	Steel Solutions and Services

Financial Information

Sales	$3,218	$4,642	$3,816	$1,651	$946	$3,354

Depreciation and impairment	259	323	249	130	66	46
Exceptional items [27]	492	323	210	72	98	105

Operating loss	(664)	(184)	(191)	(18)	(169)	(170)

Operating margin (as a percentage of sales)	(20.6)%	(4.0)%	(5.0)%	(1.1)%	(17.9)%	(5.1)%

EBITDA[1]	87	462	268	184	(5)	(19)

EBITDA margin (as a percentage of sales)	2.7%	10.0%	7.0%	11.1%	(0.5)%	(0.6)%

Capital expenditure[2]	172	279	165	130	28	28

Operational Information

Crude steel production (Thousand MT)	3,499	4,565	3,947	2,903	317	0

Steel shipments (Thousand MT)	3,644	4,814	4,423	2,754	315	3,874

Average steel selling price ($/MT)[3]	751	838	780	482	2,820	831

1.	EBITDA is defined as operating income plus depreciation, impairment expenses and exceptional items.
2.	Segmental capex includes the acquisition of intangible assets.
3.	Average steel selling prices are calculated as steel sales divided by steel shipments.

_________________________

27 During the first quarter of 2009, the Company recorded exceptional charges amounting to $1.2 billion primarily related to write-downs of inventory.

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Appendix 2 - Quarter 1 2009
Shipments by geographical location

In thousand tonnes	Shipments
FCA:	3,644
North America[1]	2,557
South America	1,087
FCE:	4,814
Europe	4,814
LC:	4,423
North America[2]	946
South America	994
Europe	2,225
Other[3]	258
AACIS:	2,754
Africa	1,010
Asia, CIS & Other	1,744
Stainless Steel:	315

1.	Includes shipments from Lazaro Cardenas (Mexico) and Dofasco (Canada).
2.	Includes shipments from Sicartsa (Mexico).
3.	Includes pipes and tubes business.

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Appendix 2a – Quarter 1 2009
EBITDA by geographical location

Amounts in million US $	EBITDA
FCA:	87
North America[1]	13
South America	74
FCE:	462
Europe	462
LC:	268
North America[2]	(78)
South America	287
Europe	29
Others[3]	30
AACIS:	184
Africa	8
Asia, CIS & Other	176
Stainless Steel:	(5)
Steel Solutions and Services:	(19)

1.	Includes EBITDA from Lazaro Cardenas (Mexico) and Dofasco (Canada).
2.	Includes EBITDA from Sicartsa (Mexico).
3.	Includes pipes and tubes business.

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Appendix 3

Debt repayment* schedule as at March 31, 2009 (in billion $)

	Q209-Q409	2010	2011	2012	2013	>2013	Total
Term loan repayments
- €12bn syndicated credit facility	3.2	3.2	3.2	-	-	-	9.6
- $1.7bn syndicated credit facility/Forward Start Facilities	-		-	1.7	-	-	1.7
Bonds	0.1	0.8	-	-	1.5	3.3	5.7
Subtotal	3.3	4.0	3.2	1.7	1.5	3.3	17.0
LT credit facilities
- €5bn syndicated credit facility	-	-	-	4.2	-	-	4.2
- $1.5bn syndicated credit facility/Forward Start Facilities	-	0.4	-	1.1	-	-	1.5
- €0.8bn bilateral facilities	-	-	-	-	-	-	-
Commercial paper **	2.2	-	-	-	-	-	2.2
Other loans	1.8	1.0	0.6	1.2	0.4	0.8	5.8
Total Gross Debt	7.3	5.4	3.8	8.2	1.9	4.1	30.7

* The debt repayment schedule above assumes the utilization of the Forward Start Facility of $3.2 billion extending the maturities of outstanding debt as at March 31, 2009. The schedule excludes amounts due under ArcelorMittal‘s recently-issued convertible bond due on April 1, 2014, and does not reflect the $0.3 billion new Forward Start facility announced on April 28, 2009.

** Commercial paper is expected to continue to be rolled over in the normal course of business

Credit lines available	Equiv. $	Drawn	Available
€5bn syndicated credit facility	$6.7	$4.2	$2.5
$1.5bn syndicated credit facility	$1.5	$1.5	$0.0
$4bn syndicated credit facility	$4.0	$0.0	$4.0
€0.8bn bilateral facilities	$1.1	$0.0	$1.1
Total committed lines	$13.3	$5.7	$7.6

Euro denominated loans converted at the Euro: $ exchange rate of 1.3308 as at March 31, 2009

20